April 12, 2011

Cecilia Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C., 20549

Re:          Ultrapetrol (Bahamas) Limited
Form 20-F for the Year Ended December 31, 2010

Dear Ms. Blye:

On behalf of Ultrapetrol (Bahamas) Limited (the "Company"), we hereby submit the Company's responses to your letter of March 31, 2011.  By way of background, the Company filed its annual report for the period ending December 31, 2010 (the "2010 Annual Report") with the U.S. Securities and Exchange Commission (the "Commission") on March 14, 2011.  By letter dated March 31, 2011, the Staff of the Commission (the "Staff") provided comments to the Company's 2010 Annual Report (the "Comment Letter").  The comments of the Comment Letter, together with the Company's responses to them, are set forth below.

1.
We note the risk factor disclosure on page 14 that from time to time, on charterers' instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism.  In future filings, please identify these countries.

Response:	The Company takes note of the Staff's comment and will provide such disclosure in its future filings.

2.
In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries identified by the U.S. Department of State as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments including the payment of port charges to authorities.

Cecilia Blye
April 12, 2011

Response:
The Company respectfully advises the Staff that the Company has not had any contacts with Iran, Syria, Sudan or Cuba, whether through subsidiaries, charterers, or other direct or indirect arrangements since at least 2000 (the Company became a public company in 2006) and none of the Company's vessels has called on a port in these jurisdictions during that time frame.  In addition, given the current profile of the Company's ocean business, the Company does not anticipate any such contacts in the foreseeable future.

3.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:
As set forth in the Company's response to Comment #2 above, there have been no such contacts since before the Company became a public company and no such contacts are anticipated in the foreseeable future.  However, to the extent that the Company's charterers cause any of its vessels to make port calls in such countries, the Company does not expect such contacts to constitute a significant amount of the Company's revenue, assets or liabilities, particularly given the Company's current fleet profile. Accordingly, the Company does not believe there is a material risk from a quantitative point of view.  In addition, the Company does not consider the risk to investors to be material in qualitative terms as it believes it is, and will remain, in compliance with applicable laws or regulations regarding sanctions and embargoes, and has disclosed in the risk factor "[i]f our vessels call on ports located in countries that are subject to sanctions or embargos imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock" on page 14 of the 2010 Annual Report the potential for contacts with countries that are subject to sanctions and embargos by the U.S. (or other governments), including Cuba, Iran, Sudan and Syria, and considerations in connection therewith for potential investors to evaluate whether the potential for such contacts is material to their individual investment decision.

Cecilia Blye
April 12, 2011

4.	Please tell us whether your charter parties include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

Response:
Under the terms of time charters for our vessels that operate under time charters, and consistent with shipping industry practice, the charterer of each vessel directs the vessel's route and loading and discharge ports and the cargoes carried, although such charters contain either express prohibitions on the vessels calling any ports located in countries that are sanctioned by the United Nations or restrictions as to the trading area in which the ship is to be employed, which would generally have the same effect.  The Company has not had for at least ten years, and does not intend to have, directly or indirectly, any agreements, commercial arrangements, or other contacts, directly or indirectly, with the governments or entities controlled by the governments of Cuba, Iran, Sudan, or Syria, and does not intend to provide any good or services, whether directly or indirectly, to such countries.  Although, as noted above, the respective charterers of the Company's vessels will have the ability to direct the vessels' routes and cargoes, the Company has no reason to believe that its charterers will intentionally engage in the transportation of U.S. origin goods with the Company's vessels to Cuba, Iran, Sudan or Syria.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecilia Blye
April 12, 2011

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely,

/s/ Larry Rutkowski
Larry Rutkowski

cc:    Max Webb
   Assistant Director
   Division of Finance
Jennifer Hardy (via facsimile)

SK 02351 0010 1186122